Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

May 17, 2010 and the Prospectus dated March 6, 2008

Registration Statement No. 333-149573

Dated: May 17, 2010

FRANKLIN RESOURCES, INC.

$900,000,000 SENIOR UNSECURED NOTE OFFERING

FINAL PRICING TERM SHEET

MAY 17, 2010

Issuer:	Franklin Resources, Inc.

Type:	SEC Registered

Ratings:	A1 (Stable) by Moody’s Investors Service, Inc. AA- (Stable) by Standard & Poor’s Ratings Services

Trade Date:	May 17, 2010

Settlement Date:	May 20, 2010

Securities:	2.000% Notes due 2013	3.125% Notes due 2015	4.625% Notes due 2020

Size:	$300,000,000	$250,000,000	$350,000,000

Maturity Date:	May 20, 2013	May 20, 2015	May 20, 2020

Semi-Annual Coupon:	2.000%	3.125%	4.625%

Interest Payment Dates:	May 20 and November 20, commencing November 20, 2010	May 20 and November 20, commencing November 20, 2010	May 20 and November 20, commencing November 20, 2010

Price to Public:	99.823%	99.890%	99.889%

Benchmark Treasury:	1.375% due May 15, 2013	2.500% due April 30, 2015	3.500% due May 15, 2020

Benchmark Treasury Yield:	1.311%	2.199%	3.489%

Spread to Benchmark Treasury:	+ 75 bps	+ 95 bps	+ 115 bps

Yield:	2.061%	3.149%	4.639%

Make-Whole Call:	T + 15 bps	T + 20 bps	T + 25 bps

Day Count:	30/360

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP:	354613 AE1	354613 AF8	354613 AG6

ISIN:	US354613AE12	US354613AF86	US354613AG69

Joint Book-Running Managers:	Banc of America Securities LLC Morgan Stanley & Co. Incorporated

Co-Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities Inc. UBS Securities LLC Wells Fargo Securities, LLC

Changes from Preliminary Prospectus

On a pro forma basis after giving effect to the issuance of (i) $300,000,000 principal amount of notes offered hereby, at an interest rate of 2.000% per annum; (ii) $250,000,000 principal amount of notes offered hereby, at an interest rate of 3.125% per annum and (iii) $350,000,000 principal amount of notes offered hereby, at an interest rate of 4.625% per annum, our ratio of adjusted earnings to fixed charges for the year ended September 30, 2009 and the six months ended March 31, 2010 would have been 22.3x and 32.7x, respectively.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.